201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801 532-1234 Facsimile 801 536-6111 E-mail: pbl@parsonsbehle.com	Mark E. Lehman Direct Dial (801) 532-1234 E-mail MLehman@parsonsbehle.com

August 9, 2005

VIA FACSIMILE AND EDGAR

Abby Adams, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Red Horse Entertainment Corporation

Schedule 14F-1

Filed July 25, 2005

Dear Ms. Adams:

Thank you for your letter of July 29, 2005, with your questions and comments on the above-referenced filing. This letter is the response of Red Horse Entertainment Corporation (the “Company”), to your letter, and the numbered paragraphs and responses listed below correspond to the numbered comments of your letter. With this letter we are filing an amended Schedule 14F-1, which the Company believes clarifies the point raised in your comment letter.

1.        It appears that the change in directors occurred before you filed the Schedule 14F-1. The schedule should have been filed not less than 10 days prior to the date the new directors took office. In this regard, advise us of the basis for your belief that you have satisfied the requirements of Rule f-1.

Response: The resolutions adopted by the board of directors pertaining to the appointment of new members provide that the resignations of the old directors and appointment of the new directors are not effective until 10 days after the Schedule 14F-1 is mailed to the company stockholders and filed with the Commission. We apologize if this was unclear in the original filing and have clarified the disclosure in the amended Schedule 14F-1.

2.        On the first page you provide a heading in bold letters that states “Directors, Executive Officers, and Nominees Compliance with Section 16(a) of the Exchange Act” however, there is no disclosure

Abby Adams, Special Counsel

Re: Red Horse Entertainment Corp.

August 9, 2005

Page Two

associated with this heading. Please revise to disclose the information required by Item 405 of Regulation S-K.

Response: We note that the first filing required of the new officers and directors under Section 16(a) of the Exchange Act is Form 3, which was due July 25, 2005, and was filed on July 26, 2005 for all of the persons listed in the Schedule 14F-1. Disclosure regarding these filings is included in the revised Schedule 14F-1.

3.         Revise to provide the disclosure required by Item 7 of Schedule 14A, to the extent you have not done so. For example, revise the section disclosing the background of the officers and directors to provide describe [sic] the business of the named corporations and the nature of the individual’s business experience. See Item 401(c) of Regulation S-K. Also disclosure the information required with respect to your standing audit, compensation or nominating committee, or provide the required disclosure in the event these committees do not exist. In addition, revise to provide the information required by item 7(h) with respect to security holder communications.

Response: Please note that the Company has historically been a small business issuer and relied on Regulation S-B for filing its reports under the Securities Exchange Act of 1934. Note F to Schedule 14A provides that small business issuers should refer to the disclosure items in Regulation S-B and not Regulation S-K. Consequently, the response to your comment is made by reference to Regulation S-B.

In the biographical information we have added additional disclosure regarding the business conducted by Silverstrand International Holdings Ltd. and its wholly owned subsidiary, Shenyang Maryland International Industry Company Ltd. We have also added additional disclosure regarding the business experience of each person named.

There have never been any standing committees of the board of directors, as disclosed in the Company’s prior periodic reports. Pursuant to Item 7(d)(1) of Schedule 14A disclosure has been added to the revised Schedule 14F-1 to the effect that there are no such committees. Disclosure has also been added as to the justification for not having any such committees.

Instruction 1 to item 401(e) of Regulation S-B states that disclosure regarding audit committee financial expert is not required in a proxy or information statement so, in our view, the disclosure is not required in Schedule 14F-1 that references Schedule 14A. Nevertheless, we have added disclosure clarifying that the Company has not previously had such a financial expert and will make a determination regarding this matter after the new directors take office.

Abby Adams, Special Counsel

Re: Red Horse Entertainment Corp.

August 9, 2005

Page Three

The requirements of Item 401(f) of Regulation S-B pertaining to identification of the audit committee do not apply to the Company.

Pursuant to Item 7(d)(2) of Schedule 14A, we have added disclosure clarifying that the Company has no nominating committee and has not adopted any policies or procedures regarding recommendation or nomination of director candidates.

Since the Company does not have an audit committee, the disclosure requirements of Item 7(d)(3) of Schedule 14A do not apply.

During 2004 the Board acted though written consents and did not meet. Disclosure to that effect has been added pursuant to Item 7(f).

Pursuant to Item 7(h), disclosure has been added to the effect that the Company does not have a process for security holders to send communications to the board and the reasons for not having such a process in the past.

In the view of the Company the added material represents elaboration on information in the Schedule 14F-1 or information that was previously disclosed in other reports, and does not represent a material change in the information provided to security holders. For example, the Company has historically disclosed that there are no committees of the Board and management’s view that the circumstances of the Company did not warrant the formation of board committees. However, the Company believes it appropriate to give notice of the additional filing. The Company will issue a press release stating the revised Schedule 14F-1 has been filed and indicating that a copy can be reviewed at the SEC website or a copy obtained without charge by sending a written request to the Company.

If you have any questions regarding the above responses or the changes made to the Schedule 14F-1, please do not hesitate to contact the undersigned.

Sincerely,

Parsons Behle & Latimer

Mark E. Lehman

MEL/cm